P.E. 12/31/01

02016619

RECEIVED FEB 20 2002 SEC MAIL PROCESSING SECTION WASH. D.C. 354

Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2001

Electrochemical Industries (1952) Ltd.
(Translation of registrant's name into English)

Haifa Bay
Acre Industrial Area
P.O. Box 1929
Haifa, 31019 Israel
(Address of principal executive offices)

PROCESSED
MAR 0 1 2002
THOMSON FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Yes __X__ No _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No __X__

The following item or items, which are filed herewith, were either filed by or with respect to Electrochemical Industries (1952) Ltd. ("EIL") with the Tel-Aviv Stock Exchange, or distributed by EIL to its security holders, on the date or dates indicated.

Item	Filing/Distribution Date
1. Immediate Report filed with the Tel Aviv Stock Exchange	February 18, 2002

2

Item 1

תעשיות אלקטרוכימיות (1952) בע"מ
Electrochemical Industries (1952) Ltd.
A Subsidiary of ICC Industries Inc.

18 February 2002

Securities Authority
3 Kanfei Nesharim Str.
Jerusalem

Tel-Aviv Stock Exchange
54 Eha'ad Ha'am Str.
Tel-Aviv

Registrar of Companies
POB 767
Jerusalem

Dear Sir and Madam,

Re: **Immediate Report**

Further to the Company's notification dated December 6, 2001, the Company hereby notifies that yesterday (February 17, 2002) the loan agreement with the State of Israel was signed, according which the Company will receive from the State a loan, in the sum of NIS 21 Million.

Following are some details regarding the loan:

1. Period of loan 60 months (18 months grace on repayment of principal), linked to the Consumer Price Index, bearing an annual interest of 5%.

2. The Company undertook to employ at least 200 employees, for a period of 3 years, commencing as of date of receiving the loan.

3. The controlling shareholder of the Company (ICC) has guaranteed the loan terms.

Sincerely yours,

Yair Kohavi, Adv.
Corporate Secretary

(*) Translation from Hebrew

e-mail:kohavi@eil.co.il POB 2357,Acco 24122, Israel Tel:04-9851497 Fax: 04-9815797

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELECTROCHEMICAL INDUSTRIES (1952) LTD.

By: /s/ Yair Kohavi
Yair Kohavi, Adv.
Corporate Secretary

Date: February 18, 2002